21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District, Beijing, 10016

The People’s Republic of China

September 29, 2017

Stephen Krikorian, Accounting Branch Chief

Mengyao Lu, Staff Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	21Vianet Group, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed April 12, 2017

File No. 001-35126

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated September 19, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”). The “Company” is used in this letter to refer to 21Vianet Group, Inc., its subsidiaries, and its consolidated affiliated entities. The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects, page 70

1.	In your response to prior comment 1, you mention certain recent events in 2017 such as loss of certain customers and your “clean-up” of long-aging receivables that are no longer deemed as collectible. Please ensure that you discuss in the MD&A of your future filings the impact of these events have had and are reasonably likely to have on your financial condition, operating performance and liquidity, to the extent material. Refer to Item 5.D of Form 20-F and Sections III.B.3 and IV.B.1 of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that it will provide the appropriate disclosure in the MD&A of its future filings of the impact of any events that would no longer deem receivables as collectible, to the extent that these events have or are reasonably likely to have a material impact on the Company’s financial condition, operating performance and liquidity.

Critical Accounting Policies

Goodwill, page 84

2.	We note your response to prior comment 5. Please help us better understand why the percentage by which the fair value of your MNS reporting unit exceeded its carrying value increased from 8% at October 31, 2016 to 14% at December 31, 2016 while your market capitalization had decreased during that period. Tell us the valuation method(s) used in determining the fair value of your MNS unit as of December 31, 2016 and describe the qualitative factors you considered in determining the fair value of your MNS reporting unit including why these factors were reasonable. In addition, please provide us with the reconciliations of the total fair value of your reporting units to your market capitalization at December 31, 2016 and June 30, 2017, respectively.

Response:

The Company respectfully advises the Staff that the percentage by which the fair value of the MNS reporting unit has exceeded its carrying value of 8% at October 1, 2016 as compared to 14% at December 31, 2016 mainly due to the decrease in carrying value of the MNS reporting unit. The decrease in the carrying value of the MNS reporting unit was attributed to the impairment of long-lived assets recorded in the last quarter of 2016.

The Company respectfully advises that Staff that it performed a quantitative impairment test on goodwill directly as of December 31, 2016 instead of qualitative analysis and the valuation method used in determining the fair value of the MNS reporting unit as of December 31, 2016 was consistent with that used as of October 1, 2016, as disclosed in Note 2(o) as part of the “Summary of Significant Accounting Policies” section of the audited financial statements. The Company has determined the fair value of the MNS reporting unit using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting unit were based on six year projections. Cash flow projections were based on past experience, actual operating results and management best estimates about future developments as well as certain market assumptions. Cash flows after six years were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 13% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital.

Given the decrease in carrying value and market capitalization during the period, the Company performed a reconciliation of the fair value of the reporting units to its market capitalization using the Company’s closing price of $7.95 and $7.01 per ADS on October 1, 2016 and December 31, 2016, respectively, as collaborative evidence to support the fair values of the Company’s reporting units which are determined by applying the discounted cash flow method. The difference between the market capitalization of the Company and the fair value of the reporting units in aggregate are within the acceptable range of the control premium applied by comparable companies. In response to the Staff’s comment, the Company respectfully provides below the reconciliation of the total fair value of the Company’s reporting units to market capitalization as of December 31, 2016.

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of ADS)

A	ADS Outstanding	113,309,601
B	Stock price	7.01
C	Market value (US$’000) - A*B	794,300
D	Exchange rate (US$/RMB)	6.937
E	Market value (RMB) - C*D (RMB)	5,510,061
F	Fair value of mezzanine equity (RMB)	629,698
G	Fair value of NCI (RMB)	23, 211
H	Total market value - E+F+G (RMB)	6,162,971
I	Fair value (RMB)	7,391,000
J	Control premium - (I-H)/H (RMB)	20%

Given the sustained decrease in its market capitalization and continued losses in the MNS reporting unit in 2017, the Company is currently in the process of performing step 1 of the quantitative impairment test. Up to the date of this response letter, the Company has not completed the assessment. The Company will perform the same reconciliation and account for this accordingly in the future period once the impairment assessment has been completed.

*            *             *

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86 10 8456 2121 or the Company’s U.S. counsel, Will Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891.

Very truly yours,

/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:	Steve Zhang, Chief Executive Officer, 21Vianet Group, Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Ernst & Young Hua Ming LLP

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